Exhibit 99.1

For Immediate Release October 22, 2007

Orezone Adds Development Team To Build Essakane

Augments Management Team

Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce the appointment of Louis Gignac as Project Executive for the development of the Essakane Project in Burkina Faso, West Africa.    Mr. Gignac will be responsible for managing and building the operations team as well as executing the development and construction of the project when Orezone closes the transaction to purchase Gold Fields Limited interest in the project (see release October 11, 2007).   Orezone has also made an offer to all current Essakane development team employees and expects that if not all, the majority of the team will continue with the project as Orezone employees.

Mr. Gignac is an industry veteran with extensive international experience.   He served as the President, CEO and Director of Cambior from its inception in 1986 to its acquisition by IAMGold in 2006.    He has also held management positions with Falconbridge Copper Company and Exxon Minerals.   Mr. Gignac has a doctorate in mining engineering from the University of Missouri-Rolla.   He also holds a master’s degree in mineral engineering from the University of Minnesota and a bachelor’s degree in mining engineering from Laval University. Mr. Gignac is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and the Ordre des ingénieurs du Québec.

Mr. Gignac will head up a development team including Project co-executive Réjean Gourde.    Mr. Gourde is the former Senior Vice President of Guyana Shield at Cambior.  In that role he was responsible for the company’s development activities and operations in the Guyana Shield, including the Omai and Rosebel mines.

“We are both pleased and fortunate to have these professionals join us and assist us in our transformation from explorer to intermediate gold producer”, said Ron Little, CEO for Orezone.  “Under Louis’ direction they have been involved as independent consultants for Orezone reviewing the Essakane feasibility study for over six months.  As a result, we have a clear vision on what we would like to achieve once we take control of this project,” continue Little.

Louis Gignac, Project Executive stated, “Essakane shares many characteristics with the mines we built and operated in the past.  I am very comfortable with the orebody and the location.  Orezone has a rare opportunity to take charge of a world class mining project and I am pleased to be involved in the build-out of the project and the transformation of this company.  At this point in my career I intend to focus on building good projects and working with good people.  I am most pleased to be working again with many of my long time colleagues on this project.”

The company is very pleased to announce that Niel Marotta has returned to the position of Vice President Corporate Finance and Development.  Mr. Marotta was instrumental in the recent Essakane acquisition transaction.

The company is also pleased to announce the appointment of Jimena Martinez as Chief Financial Officer.  A Chartered Accountant, Ms. Martinez has 20 years of financial accounting and management experience in a variety of industries.  She brings a wealth of knowledge and experience in such matters as corporate finance, treasury, internal audit, risk management and financial leadership.   Ms. Martinez will replace Bryan Tokarsky upon the completion and filing of Orezone’s third quarter financial statements.  Mr. Tokarsky has been instrumental in getting Orezone Sarbanes-Oxley compliant and in organizing the company’s financial records and processes over the last year.

The company is pleased to announce the appointment of Janet Eastman as Manager of Investor Relations.  Ms. Eastman is an award-winning journalist with more than 15 years of media experience.    She most recently spent 6 years as the host and producer of a daily business and technology television program.

Orezone is an explorer and emerging gold producer. The company has a pipeline of advanced and grassroots projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little Chief Executive Officer rlittle@orezone.com Pascal Marquis President pmarquis@orezone.com	Niel Marotta Vice President Corporate Finance & Development nmarotta@orezone.com Janet Eastman Manager of Investor Relations jeastman@orezone.com

Telephone: (613) 241-3699	Toll Free: (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.